SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 2 December 2002


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


EXHIBIT NO.

1          Director Shareholding released on 12 November 2002


EXHIBIT NO. 1


LETTER TO: RNS

We have today been advised by Computershare Plan Managers that on 11 November 2002 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ GBP 4.025 per share through participation in the BP ShareMatchUK Plan:-


          Dr J.G.S. Buchanan                 93 shares
          Mr R.F. Chase                      93 shares
          Mr R.L. Olver                      93 shares


FROM: JENNIFER BOWES
      BP PLC






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 2 December 2002                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary